NO ACT

DC
PE
1-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040708

February 25, 2008

Received SEC

FEB 2 5 2008

Washington, DC 20549

Act: 1934
Section: ______
Rule: 14A-8
Public
Availability: 2/25/2008

William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Comcast Corporation
Incoming letter dated January 9, 2008

Dear Mr. Aaronson:

This is in response to your letters dated January 9, 2008 and February 21, 2008 concerning the shareholder proposal submitted to Comcast by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 0 6 2008
THOMSON
FINANCIAL

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

WILLIAM H. AARONSON
212 450 4397
WILLIAM.AARONSON@DPW.COM

January 9, 2008

Re: ***Shareholder Proposal Submitted by Robert D. Morse***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (collectively, the "**2008 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Robert D. Morse (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2008 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2008 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 4, 2008. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

The Proposal, which is attached hereto as Exhibit A, requests that the Company limit the compensation of the top five management personnel to $500,000. Specifically, the proposal states:

> "I…request the Board of Directors to take action regarding remuneration to any of the to five persons named in Management to be limited to $500,000.00 per year, by salary only, plus an nominal perks [i.e.; company car use, club memberships]. This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinued, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs. This proposal does not affect any other personnel in the company and their remuneration programs."

Comcast requests that the Staff of the SEC concur with its view that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(12)(i) because the Proposal deals with substantially the same subject matter as a prior proposal (the "**Prior Proposal**") that was included in Comcast's proxy materials within the preceding five calendar years and the Prior Proposal received less than 3% of the vote at the Company's 2006 annual meeting of shareholders (the "**2006 Annual Meeting**").

Rule and Analysis

Pursuant to Rule 14a-8(i)(12)(i), the Proposal may be excluded from Comcast's 2008 Proxy Materials. Rule 14a-8(i)(12)(i) states:

> "(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received: (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years."

The Proposal is nearly identical to the Prior Proposal submitted by the Proponent and voted upon at the 2006 Annual Meeting. The Prior Proposal proposed "that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments." The Proposal is substantively the same as the Prior Proposal and differs only in that it limits itself to the "top five persons named in Management". A copy of the Prior Proposal is attached hereto as Exhibit B.

The SEC has stated that judgments under Rule 14a-8(i)(12) are to be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Exchange Act Release No. 34-20091 (August 16, 1983). The substantive concerns in the Proposal and the Prior Proposal are clearly the same. The Staff has consistently concluded the companies may properly exclude resubmissions that are based on similar substantive concerns, notwithstanding differences in specific language or implementing activities. See Bank of America Corporation (January 11, 2007); Ford Motor Company (February 28, 2007); The Home Depot, Inc. (February 10, 2005); Bristol-Myers Squibb Company (February 11, 2004); AT&T Corporation (February 17, 1998).

The Proponent did not appear to present the Prior Proposal at the 2006 Annual Meeting. As a result, the vote on the Prior Proposal was not recorded. However, the Prior Proposal was voted upon at the 2006 Annual Meeting resulting in 9,252,241.23 votes being cast "for" the Prior Proposal and 331,107,364.24 votes being cast "against" the Prior Proposal. As described in Section F.4 of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Therefore, the number of shares voting "for" the Prior Proposal at the 2006 Annual Meeting constituted 2.7% of the total numbers of shares voting on the Prior Proposal, below the 3% threshold established in Rule 14a-8(i)(12)(i).

Conclusion

The Proposal is substantially similar to Prior Proposal which received less than 3% of the total votes cast at the 2006 Annual Meeting. Accordingly, Comcast requests that the Staff concur with its view that the Proposal may be properly omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(12)(i).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7564, if we may be of any further assistance in this matter.

Very truly yours,

William H. Aaronson

William H. Aaronson

Enclosures

cc w/enc: Robert D. Morse

Arthur R. Block

EXHIBIT A

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Comcast Corporation stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R,'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st}, perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit!

EXHIBIT B

The following proposal and supporting statement were submitted by Robert D. Morse, 212 Highland Ave., Moorestown, NJ 08057-2717, who has advised us that he holds 1,105 shares of our common stock.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONING:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take the closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as far back as 1998. The above actions are commendable.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

WILLIAM H. AARONSON
212 450 4397
WILLIAM.AARONSON@DPW.COM

February 21, 2008

Re: *Supplemental Letter – Shareholder Proposal Submitted by Robert D. Morse*

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Ladies and Gentlemen:

This letter supplements the request submitted on January 9, 2008 on behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may properly exclude from its proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (collectively, the "**2008 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Robert D. Morse (the "**Proponent**").

In the Company's request submitted on January 9, 2008, a copy of which is attached hereto at Annex I, the Company requested that the Staff concur with its view that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(12)(i).

This supplemental letter requests that the Staff concur with the Company's view that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to the provisions of Rule 14a-8(h)(3) because neither the Proponent nor his qualified representative appeared at the Company's 2006 Annual Meeting of Shareholders and presented a proposal of the Proponent (the "**Prior Proposal**") included in the Company's proxy statement and form of proxy for the 2006 Annual Meeting of Shareholders (collectively, the "**2006 Proxy Materials**"), the relevant excerpt of which is attached hereto at Annex II. In the alternative, the Company reaffirms its request to exclude the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(12)(i).

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to supplement its request to exclude the Proposal from the 2008 Proxy Materials.

Introduction

The Proposal, which is attached hereto as Exhibit A to Annex I, requests that the Company limit the compensation of the top five management personnel to $500,000. Specifically, the proposal states:

> "I . . . request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR s, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs."

Comcast requests that the Staff of the SEC concur with its view that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to the provisions of Rule 14a-8(h)(3) because neither the Proponent nor his qualified representative appeared at the Company's 2006 Annual Meeting of Shareholders and presented a proposal of the Proponent (the "**Prior Proposal**") included in the Company 's proxy statement and form of proxy for the 2006 Annual Meeting of Shareholders (collectively, the "**2006 Proxy Materials**"), the relevant excerpt of which is attached hereto at Annex II. In the alternative, the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to the provisions of 14a-8(i)(12)(i) for the reasons stated in the January 9, 2008 request.

Rule and Analysis

Pursuant to Rule 14a-8(h)(3), the Proposal may be excluded from Comcast's 2008 Proxy Materials. Under Rule 14a-8(h)(1), a shareholder proponent or the proponent's qualified representative must attend the meeting of shareholders to present the proponent's proposal. Rule 14a-8(h)(3) states:

> "(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

The Prior Proposal was included as Proposal 8 in the 2006 Proxy Materials. The 2006 Annual Meeting of Shareholders was held in Philadelphia, Pennsylvania on May 18, 2006. Neither the Proponent nor his qualified representative was present at the meeting to present the Prior Proposal. The Company is not aware of any "good cause" for the Proponent's failure to present the Prior Proposal at the 2006 Annual Meeting of Shareholders. As a result, consistent with Rule 14a-8(h)(3), the Company believes that the Proposal may be excluded from the Company's 2008 Proxy Materials because the 2008 Proxy Materials are proxy materials for a meeting held in the two calendar years following the Proponent's failure to appear to present a previous proposal.

The Staff has consistently allowed companies to exclude shareowner proposals in reliance on Rule 14a-8(h)(3) because of a proponent's failure to appear or send a representative to an annual meeting to present a proposal absent good cause. See, e.g., Anthracite Capital, Inc. (Feb. 5, 2008); Intel Corporation (Jan. 22, 2008); Crown Holdings, Inc. (Jan. 9, 2008); Eastman Kodak Company (Dec. 31, 2007); Exxon Mobile Corporation (Dec. 20, 2007); Caterpillar Inc. (Mar. 19, 2007); Wm. Wrigley Jr. Company (Dec. 5, 2006); Eastman Kodak Company (Jan. 30, 2006); Community Health Systems, Inc. (Jan. 25, 2006); The Coca-Cola Company (Jan. 23, 2006); Entergy Corporation (Jan. 10, 2006); Hudson UnitedBancorp (Oct. 6, 2005); Lucent Technologies Inc. (Oct. 27, 2004); Avaya Inc. (Nov. 14, 2003); Mattel Inc. (Mar. 22, 2002); and Lucent Technologies Inc. (Sept. 21, 1999).

We have reason to believe that the Proponent may argue he could not attend the 2006 Annual Meeting of Shareholders due to his need to attend to his wife's medical needs, which he stated in his cover letter to the Proposal as the reason he may not be able to attend the 2008 Annual Meeting of Shareholders, attached hereto at Annex III. He may argue that this constitutes "good cause" under Rule 14a-8(h)(3) and thus his failure to attend the 2006 Annual Meeting of Shareholders would not provide a basis for the Company to exclude his Proposal. However, the Staff previously has not agreed with this position. Specifically, the Staff permitted exclusion under Rule 14a-8(h)(3) of a stockholder proposal the Proponent submitted to Exxon Mobile Corporation, finding that the Proponent "has not stated a 'good cause' for the failure to appear" when the Proponent cited his wife's medical condition as the reason he was unable to attend the annual shareholders meeting. Exxon Mobile Corporation (Dec. 14, 2004). See also Intel Corporation (Jan. 22, 2008) and Crown Holdings, Inc. (Jan. 9, 2008).

Conclusion

Neither the Proponent nor a qualified representative appeared to present the Prior Proposal at the 2006 Annual Meeting. Further, the Proposal is substantially similar to the Prior Proposal which received less than 3% of the total votes cast at the 2006 Annual Meeting. Accordingly, Comcast requests that the Staff concur with its view that the Proposal may be properly omitted from the

2008 Proxy Materials pursuant to Rule 14a-8(h)(3) or, in the alternative, Rule 14a-8(i)(12)(i).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company 's Senior Vice President, General Counsel and Secretary, at (215) 981-7564, if we may be of any further assistance in this matter.

Very truly yours,

William H. Aaronson

William H. Aaronson

Enclosures

cc w/enc: Robert D. Morse

Arthur R. Block

(NY) 05726/016/SHAREHOLDER.PROPOSAL.2008/no.action.ltr.morse.supp.doc

Annex I

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

WILLIAM H. AARONSON
212 450 4397
WILLIAM.AARONSON@DPW.COM

January 9, 2008

Re: ***Shareholder Proposal Submitted by Robert D. Morse***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (collectively, the "**2008 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Robert D. Morse (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2008 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2008 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 4, 2008. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

The Proposal, which is attached hereto as Exhibit A, requests that the Company limit the compensation of the top five management personnel to $500,000. Specifically, the proposal states:

> "I...request the Board of Directors to take action regarding remuneration to any of the to five persons named in Management to be limited to $500,000.00 per year, by salary only, plus an nominal perks [i.e.; company car use, club memberships]. This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinued, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs. This proposal does not affect any other personnel in the company and their remuneration programs."

Comcast requests that the Staff of the SEC concur with its view that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(12)(i) because the Proposal deals with substantially the same subject matter as a prior proposal (the "**Prior Proposal**") that was included in Comcast's proxy materials within the preceding five calendar years and the Prior Proposal received less than 3% of the vote at the Company's 2006 annual meeting of shareholders (the "**2006 Annual Meeting**").

Rule and Analysis

Pursuant to Rule 14a-8(i)(12)(i), the Proposal may be excluded from Comcast's 2008 Proxy Materials. Rule 14a-8(i)(12)(i) states:

> "(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received: (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years."

The Proposal is nearly identical to the Prior Proposal submitted by the Proponent and voted upon at the 2006 Annual Meeting. The Prior Proposal proposed "that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments." The Proposal is substantively the same as the Prior Proposal and differs only in that it limits itself to the "top five persons named in Management". A copy of the Prior Proposal is attached hereto as Exhibit B.

The SEC has stated that judgments under Rule 14a-8(i)(12) are to be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Exchange Act Release No. 34-20091 (August 16, 1983). The substantive concerns in the Proposal and the Prior Proposal are clearly the same. The Staff has consistently concluded the companies may properly exclude resubmissions that are based on similar substantive concerns, notwithstanding differences in specific language or implementing activities. See Bank of America Corporation (January 11, 2007); Ford Motor Company (February 28, 2007); The Home Depot, Inc. (February 10, 2005); Bristol-Myers Squibb Company (February 11, 2004); AT&T Corporation (February 17, 1998).

The Proponent did not appear to present the Prior Proposal at the 2006 Annual Meeting. As a result, the vote on the Prior Proposal was not recorded. However, the Prior Proposal was voted upon at the 2006 Annual Meeting resulting in 9,252,241.23 votes being cast "for" the Prior Proposal and 331,107,364.24 votes being cast "against" the Prior Proposal. As described in Section F.4 of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Therefore, the number of shares voting "for" the Prior Proposal at the 2006 Annual Meeting constituted 2.7% of the total numbers of shares voting on the Prior Proposal, below the 3% threshold established in Rule 14a-8(i)(12)(i).

Conclusion

The Proposal is substantially similar to Prior Proposal which received less than 3% of the total votes cast at the 2006 Annual Meeting. Accordingly, Comcast requests that the Staff concur with its view that the Proposal may be properly omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(12)(i).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7564, if we may be of any further assistance in this matter.

Very truly yours,

William H. Aaronson

Enclosures

cc w/enc: Robert D. Morse

Arthur R. Block

EXHIBIT A

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Comcast Corporation stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R,'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit!

EXHIBIT B

The following proposal and supporting statement were submitted by Robert D. Morse, 212 Highland Ave., Moorestown, NJ 08057-2717, who has advised us that he holds 1,105 shares of our common stock.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONING:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take the closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as far back as 1998. The above actions are commendable.

Annex II

Excerpt from the 2006 Proxy Materials

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a–6(e)(2))**

☑ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to § 240.14a–12

COMCAST CORPORATION

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a–6(i)(1) and 0–11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0–11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials:

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0–11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

comcast

Notice of 2006 Annual Meeting of Shareholders of Comcast Corporation

Date: May 18, 2006

Time: Doors open: 8:00 a.m. Eastern Time
Meeting begins: 9:00 a.m. Eastern Time

Place: Wachovia Complex
3601 South Broad Street
Philadelphia, Pennsylvania 19148

Purposes: Elect directors

- Ratify the appointment of our independent auditors
- Approve our employee stock purchase plan, as amended and restated
- Approve our restricted stock plan, as amended and restated
- Approve our 2006 cash bonus plan
- Vote on five shareholder proposals
- Conduct other business if properly raised

All shareholders are cordially invited to attend the meeting. Travel directions can be found on page 54 of the attached proxy statement. At the meeting you will hear a report on our business and have a chance to meet our directors and executive officers. Our 2005 Annual Report is enclosed.

Only shareholders of record on March 10, 2006 may vote at the meeting. Attendance at the meeting is limited to shareholders and one guest.

Your vote is important. Please vote your shares promptly. To vote your shares, you can use the Internet or call the toll-free telephone number as described in the proxy statement and on your proxy card, or complete, sign, date and return your proxy card.

ARTHUR R. BLOCK
Secretary

March 24, 2006

whose financial futures are in the hands of money managers to inform them that they expect them to recognize their duties and to fulfil their legal obligations—there is no higher priority. Voting in favor of this proposal will help.

"Please vote FOR this proposal."

Company Response to Shareholder Proposal

Our Board believes that we and our shareholders are best served by having Brian L. Roberts serve as Chairman and CEO. Our Board also believes that Board independence and oversight of management are effectively maintained through the Board's current composition, committee structure and composition, and policy of having executive sessions of only independent, non–employee directors that are led by our Presiding Director (the identity of whom rotates among the Chairs of the Compensation, Audit and Governance and Directors Nominating Committees). Furthermore, having one individual perform the role of Chairman and Chief Executive Officer is both consistent with the practice of many major companies and not restricted or prohibited by current laws (including the Sarbanes–Oxley Act of 2002 and recently promulgated SEC regulations).

Only three of the 12 members of our Board of Directors are currently our employees, and all of our Board committees, other than the Executive and Finance Committee, consist entirely of independent, non–employee directors. Therefore, there are ample outside directors to offer critical review of management plans. Furthermore, in accordance with our corporate governance guidelines, Mr. Roberts has his performance evaluated annually by our independent directors in an executive session.

Our directors, including the Chairman of the Board, are also bound by fiduciary obligations under law to act in a manner that they believe to be in our best interests and the best interests of our shareholders. Separating the offices of Chairman of the Board and Chief Executive Officer would not serve to augment or diminish the fiduciary duties of any of our officers.

Rather, our Board believes that Mr. Roberts, in his capacities as Chairman and CEO, serves as a bridge between the Board and management and provides critical leadership for carrying out our strategic initiatives and confronting our challenges.

Our Board believes that the adoption of a policy requiring the election of a non–management Chairman of the Board would not enhance its independence or performance, and is not in the best interests of our shareholders.

FOR THESE REASONS, OUR BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 8: TO LIMIT COMPENSATION FOR MANAGEMENT

The following proposal and supporting statement were submitted by Robert D. Morse, 212 Highland Ave., Moorestown, NJ 08057–2717, who has advised us that he holds 1,105 shares of our common stock.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONING:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only <u>five upper</u> Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take the closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as far back as 1998. The above actions are commendable.

Company Response to Shareholder Proposal

Our Board believes that adoption of this proposal would severely limit our ability to attract, motivate and retain senior executives. We must be able to offer integrated compensation programs that pay competitively and consistently with comparable companies, align executive compensation with shareholder interests and tie compensation to both individual and company performance.

The Compensation Committee, which consists entirely of independent directors, as defined under Nasdaq rules, recognizes its responsibility to recommend executive compensation decisions that are in our and our shareholders' best interests. This committee and our Board devote significant time and effort to assess the performance of our Chief Executive Officer and our other senior executives and consider, among other things, our goals and objectives, performance and relative shareholder return, the value of similar incentive awards to senior executives at comparable companies, awards made to our senior executives in prior years and our obligations under existing employment agreements. The report of the Compensation Committee included on page 48 of this proxy statement further explains the philosophy and methodology of our compensation policies for senior executives. Our Board believes that it is ultimately in our shareholders' best interest that this process not be subject to the limitations reflected in this proposal.

FOR THESE REASONS, OUR BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 9: TO ADOPT A RECAPITALIZATION PLAN

The following proposal and supporting statement were submitted by the Communications Workers of America Members' Relief Fund, 501 Third Street, N.W., Washington, D.C. 20001–2797, which has advised us that it holds Comcast common stock with a market value in excess of $2,000.

RESOLVED: The shareholders request that the Board of Directors take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share.

SUPPORTING STATEMENT

Comcast's capital structure gives Brian Roberts a disproportionate and nondilutable percentage of shareholder votes. He had one third of the votes at the 2005 Annual Meeting as the beneficial owner of all of Comcast's 9.44 million shares of Class B common stock, which has 15 votes per share.

In contrast, Comcast's 1.36 billion shares of Class A common stock have two–thirds of the aggregate voting power. For 2005, Mr. Roberts' one–third percentage was maintained by reducing the voting power of each Class A share to just "0.282 votes."

Annex III

Cover Letter to Proponent's Proposal for the 2008 Annual Meeting of Shareholders

Office of Chief Counsel

February 21, 2008 (Annex III)

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717
Ph: 856 235 1711

ESL AM / PM
SEP 06 2007

August 30, 2007

Office of the Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

Encl.: Proposal and Reasons

Sincerely,

Robert D. Morse

Robert D. Morse

Inv. Relations

Office of Chief Counsel

February 21, 2008 (Annex III)

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Comcast Corporation stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships} This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Robert D. Morse

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 9, 2008

The proposal relates to compensation.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(h)(3). We note your representation that Comcast included the proponent's proposal in its proxy statement for its 2006 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Comcast relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END